 As filed with the Securities and Exchange Commission on September 29, 2004

FORM 6-K

SECURITIES EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of September 2004

TELE2 AB
(Translation of registrant’s name into English)

Skeppsbron 18
Box 2094
S103 13 Stockholm
Sweden
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F...X...	Form 40-F.......

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes......	No...X....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
..................................................N/A.......................................................................................................................................

FOR IMMEDIATE RELEASE
Monday, August 2, 2004

     IN THE FIRST SIX MONTHS OF 2004 TELE2 INCREASED
PROFIT AFTER TAX BY 38% WITH A RECORD CASH FLOW
AFTER INVESTING ACTIVITIES OF SEK 2.4 BILLION

New York and Stockholm – Monday, August 2, 2004 – Tele2 AB ("Tele2", "the Group") (Nasdaq Stock Market: TLTOA and TLTOB and Stockholmsbörsen: TEL2A and TEL2B), the leading and profitable alternative pan-European telecom operator, today announced its consolidated results for the second quarter ended June 30, 2004.

  Operating revenue for the first six months increased by 18% to MSEK 21,090 (MSEK 17,841)
  Profit after tax for the first six months increased by 38% to MSEK 653 (MSEK 472)
  Earnings per share after tax for the first six months increased to SEK 4.41 (SEK 3.19)
  Net addition of over 1 million customers in the second quarter to a total of 24.9 (18.7) million
  Cash flow after investing activities for the second quarter amounted to MSEK 1,167 (MSEK 965)

The figures shown in parenthesis correspond to the comparable periods in 2003 and all negative amounts are distinguished with a minus sign.

Lars-Johan Jarnheimer, President and CEO of Tele2 AB commented:

"Tele2 continues to maintain its balance between customer growth, profitability and cash flow. In the first six months we had our best ever financial result while maintaining strong revenue growth of over 18%, probably unique in the industry. These results come on the back of a period of heavy investment in ADSL in France, the UK launch, Russian GSM expansion and other new service start-ups. These results fed through to generate a cash flow after investing activities of SEK 2.4 billion for the first six months.

In the second quarter, we continued our expansion in Russia and Poland, where the market offers high revenue growth and low subscriber acquisition costs. That, in combination with increased investments in dial-up Internet, has nevertheless led to a certain ARPU dilution.

Competition remains intense in both mobile and fixed telephony in Sweden. Despite this, we improved our EBITDA margins versus the first quarter within fixed telephony and maintained the level within mobile telephony. We launched our 3G services in Sweden this quarter, with the same tariffs as our GSM services and early indications are encouraging. We have continued to see the positive impact from the introduction of resale of the fixed line subscription fee in Norway, and anticipate the introduction of this service in Sweden towards the year-end.

In the Baltic & Russia market area we had a strong customer intake and are now witnessing the benefits of our investments in Russian mobile. We maintained our momentum in Central Europe, with its operating revenue growing by 58% in the quarter, while continuing to improve its EBITDA. Also in Southern Europe the EBITDA margin rose versus the first quarter despite the heavy marketing investments in the UK and ADSL in France. We took on some 0.8 million ADSL and dial-up Internet customers in this market area over the past 12 months.

Our focus, which has proven to be highly successful, continues to be on low customer acquisition cost, churn management and operational cost control."

FINANCIAL HIGHLIGHTS FOR THE QUARTER ENDED JUNE 30, 2004

SEK millions	Q2, 2004	Q2, 2003

Operating Revenue	10,711	9,225
Customer intake	1 ,082	1,063
EBITDA (i)	1 ,689	1,537
EBITA (ii)	1 ,194	1,085
EBIT (iii)	807	693
EBT (iv)	748	567
Operating cash flow	1 ,505	1,498
Cash flow after investing activities	1 ,167	965

(i)	Operating profit before depreciation and amortization
(ii)	Operating profit after depreciation, before amortization
(iii)	Operating profit after depreciation and amortization
(iv)	Profit after financial items

Group financial overview for the quarter ended June 30, 2004

Operating revenue

Operating revenue amounted to MSEK 10,711 (MSEK 9,225), corresponding to a growth of 16.1% including, and 16.6% excluding currency effects. Comparison between Q2 and Q1 2004 should take into account that growth in Q2 2004 was organic, which was not the case in Q1 2004 as Alpha Telecom was included for only half of Q1 2003. The organic growth, adjusted for Alpha Telecom, in Q1 2004 was slightly less than 18%.

Customer intake

Net customer intake, somewhat higher in Q2 2004 than in Q2 2003, was 1,082,000 (1,063,000) adjusted for the effect of disposed customers in Estonia (see Note 3). The lower customer intake in Benelux was largely related to Fixed telephony and Internet in the Netherlands, and the lower intake in Nordic was mainly related to Fixed telephony and Internet and Mobile telephony in Sweden. The customer intake in Baltic & Russia increased in Q2 2004 especially within Mobile telephony in Russia. With all networks now upgraded to GSM, around half of the market area's mobile customer intake is in Russia.

Customer growth was lower compared to Q1 2004. A significant explanation for this is the absence of an expected continued downturn trend in churn. As a percentage, churn remained unchanged, but increased in absolute numbers as a result of the larger customer base.

Prepaid customers account for 72% (70%) of the total Mobile telephony customer base. Of the total Fixed telephony and Internet customer base, some 2.1 million are dial-up Internet or ADSL customers, compared to some 1.2 million a year ago. Of the increase in, and of the total dial-up Internet and ADSL customer base, roughly 0.8 million is in Southern Europe.

ARPU

Group ARPU was SEK 146 in Q2 2004, versus SEK 169 in Q2 2003. The decline is mainly a dilution effect, as Tele2 experiences its highest growth in countries with lower ARPU. In addition, last year's push in dial-up Internet in Southern Europe, which has a significantly lower ARPU than fixed telephony, further contributed to the dilution.

Results

EBITDA amounted to MSEK 1,689 (MSEK 1,537). Despite being Tele2's best-ever financial result, it is affected by a number of items that are noteworthy when analyzing the result:

1)	The launch of fixed telephony in the UK is estimated to require investments of around MSEK 500 during the first year of launch. Both Q1 and Q2 2004 were aligned with this estimate.

2)	The magnitude of Tele2's ADSL push in Southern Europe exceeded the UK investments both in Q1 and Q2 2004.

3)	The results in Sweden were impacted by MSEK –42 related to personnel layoffs.

EBT amounted to MSEK 748 (MSEK 567). Net interest improved as a result of lower debt.

Cash flow and CAPEX

Cash flow from operations amounted to MSEK 1,505 (MSEK 1,498).

CAPEX amounted to MSEK 369 (MSEK 550), or 3.4% (6.0%) of operating revenue. CAPEX for the full year 2004 will fall short of the previous guidance of 5-6% of operating revenue.

Cash flow in terms of EBITDA less CAPEX was MSEK 1,320 (MSEK 987), an increase of 34%. Excess cash flow has been used for continued amortizations and dividend payments for the fiscal year 2003.

Significant events in the quarter

Tele2 launched three GSM networks in Russia in the quarter; in Kursk, Chelyabinsk and Belgorod. With these launches, Tele2 can provide GSM services in all Russian regions where it has mobile operations.

In April 2004, Tele2 launched fixed telephony services in Hungary. Customer intake so far points to a successful launch.

In May 2004, Tele2 sold its cable-TV operations in Estonia for MSEK 38. This resulted in a capital gain of MSEK 26, which is reported under other operating revenues.

In June 2004, Tele2 successfully launched 3G services in Sweden. The build out of the 3G network in Sweden is carried out by the 50% associated company Svenska UMTS-nät AB.

OPERATIONAL REVIEW BY MARKET AREA

Nordic

Operating revenue Q2 2004, MSEK 3,472 (3,366), +3%
EBITDA Q2 2004, MSEK 990 (1,029), –4%
EBIT Q2 2004, MSEK 770 (803), –4%

The market area Nordic encompasses operations in Sweden (including Optimal Telecom), Norway, Denmark and Finland and Datametrix operations.

Competition in Sweden remained challenging in the second quarter, within both mobile and fixed telephony.

Within mobile telephony in Sweden, the operating revenue and margin decline we have witnessed has leveled out. A significant explanation for the decline during the previous year was lower interconnect revenue. According to a statement by the Swedish regulator (PTS), interconnect rates for all big operators should be on the same level going forward. Tele2 will appeal this, but has nevertheless accounting-wise prepared for this for some time. Our margin against TeliaSonera was only SEK 0.08 in the second quarter versus SEK 0.27 a year ago.

Tele2 successfully launched 3G services in Sweden in June. Any purchase of capacity from Svenska UMTS-nät AB, the jointly owned associated 3G company, has not had any impact as yet, as the 3G company has not yet reached the minimum volume required to trigger depreciation. Fees to Svenska UMTS-nät AB were MSEK 28 in Q2 2004, which primarily has had a cash flow effect, as they are met by share of profits of associated companies. The fees are expected to increase during the coming quarters, amounting to no more than MSEK 80 in Q4 2004, while the effect on the income statement will be less (accounting principles for UMTS are explained in Note 7).

Despite the tough competition, we managed to grow operating revenue for fixed telephony in Sweden by 2% in combination with significantly improved profitability. The historic telecom operator has, nevertheless, been very active in ensuring it benefits from the competitive advantage it has, prior to the introduction of wholesale line rental, which has resulted in an increased level of churn. Our experience tells us that churn will come down sharply once our customers can avoid paying our competitor as well. We expect this possibility towards the end of 2004.

The mobile operations in Sweden reported 3.4 million customers at June 30, 2004, an increase of 4% since June 30, 2003. Monthly average revenue per mobile user (ARPU), including both postpaid and prepaid customers, was SEK 161 (178) in Q2 2004 and mobile minutes of usage (MOU) were 92 (89). Prepaid mobile customers accounted for 75% of the total mobile customer base.

The results for Q2 2004 were impacted by one-off costs of MSEK 42 related to a reduction of some 60 employees in Sweden. Of this, MSEK 15 is related to Fixed telephony and Internet and MSEK 27 to Mobile telephony. The personnel reduction is expected to result in annualized cost savings of some MSEK 50.

Norway and Denmark continued to show good growth in Q2 2004. Growth in Norway was helped by the MVNO agreement with particularly strong online sales, but also by resale of the fixed line subscription fee, which has lowered churn.

Baltic & Russia

Operating revenue Q2 2004, MSEK 802 (657), +22%
EBITDA Q2 2004, MSEK 294 (208), +41%
EBIT Q2 2004, MSEK 151 (99), +53%

The market area Baltic & Russia encompasses operations in the Baltic (Estonia, Latvia and Lithuania) and Russia.

Mobile ARPU for Baltic & Russia, including both postpaid and prepaid customers, was SEK 102 (137) in Q2 2004, mainly diluted by the growth in Russia. The improved customer intake is largely related to the Russian mobile operation.

In the second quarter, Tele2 launched GSM networks in Kursk, Chelyabinsk and Belgorod and can now offer GSM services in all of the eleven Russian regions where it has mobile operations. Russia represented around half of the market area's Mobile telephony customer intake in Q2 2004.

Tele2 launched fixed international calls in Latvia in the quarter.

In May 2004, Tele2 sold its cable-TV operations in Estonia, enabling increased focus on its core businesses of mobile and fixed telephony and Internet. The divestment resulted in a capital gain of MSEK 26, which positively affects EBITDA, and a one-off decrease in the customer base of 46,000.

Central Europe

Operating revenue Q2 2004, MSEK 1,197 (759), +58%
EBITDA Q2 2004, MSEK 41 (–98)
EBIT Q2 2004, MSEK–6 (–141)

The market area Central Europe encompasses operations in Germany, Austria, Poland, the Czech Republic and Hungary.

Central Europe continued its rapid growth combined with improved profitability during the second quarter. The market area's ARPU for Fixed telephony and Internet was SEK 102 (131) for Q2 2004.

Fixed telephony was launched in Hungary in April and customer intake numbers so far point to a successful launch. Tele2 launched dial-up Internet in Germany in May, followed by Poland in the beginning of July.

Southern Europe

Operating revenue Q2 2004, MSEK 4,120 (3,512), +17%
EBITDA Q2 2004, MSEK 247 (353), –30%
EBIT Q2 2004, MSEK 196 (312), –37%

The market area Southern Europe encompasses operations in France, Italy, Spain, Switzerland, Portugal and the UK and C³ operations.

Comparison between Q2 and Q1 2004 should take into account that growth in Q2 2004 was organic, which was not the case in Q1 2004 as Alpha Telecom was included for only half of Q1 2003. The organic growth for Southern Europe, adjusted for Alpha Telecom, in Q1 2004 was slightly less than 17%.

Fixed telephony and Internet ARPU for Southern Europe was SEK 177 (206) for Q2 2004.

The launch of fixed telephony in the UK in Q4 2003 is estimated to require investments of some MSEK 500 during the first year of launch. Both Q1 and Q2 2004 were aligned with this estimate.

The magnitude of Tele2's ADSL push in Southern Europe exceeded the UK investments both in Q1 and Q2 2004.

Benelux

Operating revenue Q2 2004, MSEK 1,062 (892), +19%
EBITDA Q2 2004, MSEK 104 (45), +131%
EBIT Q2 2004, MSEK 70 (12), +483%

The market area Benelux includes operations in the Netherlands, Luxembourg (including Tango), Liechtenstein and Belgium and Transac.

Fixed telephony and Internet ARPU for Benelux was SEK 139 (158) for Q2 2004. The market area's lower customer intake is largely related to fixed telephony and Internet in the Netherlands.

Services

Operating revenue Q2 2004, MSEK 58 (39), +49%
EBITDA Q2 2004, MSEK 13 (0)
EBIT Q2 2004, MSEK 4 (–4)

The market area Services includes 3C operations, ProcureITright, Radio Components and X-Source operations.

OTHER ITEMS

Investments

In Q1 2004, Tele2 increased its ownership in its mobile telephony operations in St Petersburg, Russia.

Divestments

Tele2 is considering the divestment of its Swedish Cable TV operations and is negotiating with a number of potential buyers. If divested it will lead to a loss of MSEK 150-300, based on the current price negotiations.

On May 12, 2004 Tele2 sold its Cable-TV operation in Estonia for MSEK 38. This resulted in a capital gain of MSEK 26, reported under other operating revenues. The operation had 46,000 customers at the time of the divestment.

Parent company

At the Parent company level, Tele2 reported at June 30, 2004 operating revenue of MSEK 11 (9), EBIT of MSEK –26 (–46) and liquidity MSEK 24 compared to MSEK 1 at December 31, 2003.

At July 1, 2004, 6,173,141 class A shares have been reclassified into class B shares (see Note 6).

Events post June 30, 2004

On July 9, 2004 Tele2 acquired the outstanding 10% of the shares in the holding company that conducts mobile operations in the Baltic, through its 100% ownership in Tele2 Lithuania and 52% ownership in Tele2 Estonia. After the acquisition, Tele2 has a 100% share in and full control over Tele2 Lithuania and Tele2 Estonia, in which the Tele2 Group already held the remaining 48%.

Company disclosure

Tele2 will release the financial and operating result for the period ended September 30, 2004 on October 20, 2004.

Stockholm, August 2, 2004

     Lars-Johan Jarnheimer President and CEO, Tele2 AB

REPORT REVIEW

We have made a review of this interim report in accordance with the recommendation issued by the Swedish Institute of Authorized Public Accountants FAR. A review is substantially limited in scope in comparison to an audit.

Nothing has come to our attention that indicates that this interim report fails to comply with the requirements of the Swedish Annual Accounts Act.

Stockholm, August 2, 2004

Deloitte & Touche AB

Tommy Mårtensson
Authorized Public Accountant

Tele2 is Europe's leading and profitable alternative telecom operator. Tele2 always strives to offer the market's best prices. With our unique values, we provide cheap and simple telecom for all Europeans every day. We have close to 25 million customers in 24 countries. We offer products and services in fixed and mobile telephony, Internet access, data networks, cable TV and content services. Our main competitors are the former government monopolies. Tele2 was founded in 1993 by Jan Stenbeck and has been listed on Stockholmsbörsen since 1996. The share has also been listed on Nasdaq since 1997.

CONTACTS

Lars-Johan Jarnheimer	Telephone:	+ 46 8 562 640 00
President and CEO, Tele2 AB

Håkan Zadler	Telephone:	+ 46 8 562 640 00
CFO, Tele2 AB

Dwayne Taylor / Lena Glader	Telephone:	+ 44 20 7321 5038
Investor enquiries

Tele2 AB – company registration number: 556410-8917
Skeppsbron 18
P.O. Box 2094
SE-103 13 Stockholm
Sweden

Tel+ 46 8 562 000 60

Visit us at our homepage: http://www.Tele2.com

CONFERENCE CALL DETAILS
A conference call to discuss the results will be held at 16.00 (CET) / 10.00 (New York time), on August 2, 2004. The dial-in number is: +44 (0)20 7019 9504 or US Toll Free: 1 866 850 2201. Please dial in 10 minutes prior to the start of the conference call to allow time for registration. A recording of the conference call will be available for 10 days after the call on: +44 (0)20 7984 7578 or US Toll Free: 1 866 883 4489 with access code 593410#. The conference call will be web-cast on Tele2's website www.Tele2.com.

APPENDICES
Consolidated Income Statement
Consolidated Balance Sheet
Consolidated Cash flow Statement
Change of Consolidated Shareholders' Equity
Number of Customers
Market Areas split by Business Areas
Investments
Tele2 Operations in Sweden
Five-Year Summary
Notes to the Accounts

CONSOLIDATED INCOME STATEMENT (MSEK)

		2004	2003	2003	2004	2003
		Jan 1 –	Jan 1 –
		June 30	June 30	Full year	Q2	Q2

Operating revenue	Note 1	21,090	17,841	36,911	10,711	9,225
Operating expenses	Note 2	–19,674	–16,492	–35,039	–9,955	–8,543
Share of profit (loss) of associated companies		37	–2	–18	21	–1
Other operating revenues	Note 3	55	45	78	39	25
Other operating expenses		–21	–31	–66	–9	–13

Operating profit, EBIT		1,487	1,361	1,866	807	693

Net interest and other financial expenses	Note 4	–120	–303	–599	–59	–126

Profit after financial items, EBT		1,367	1,058	1,267	748	567

Taxes	Note 5	–698	–607	1,092	–377	–293
Minority interest		–16	21	37	–4	11

Profit after taxes		653	472	2,396	367	285

Earnings per share after tax (SEK)		4.43	3.20	16.25	2.49	1.93
Earnings per share after tax, after dilution (SEK)		4.41	3.19	16.20	2.48	1.93

Number of shares, basic	Note 6	147,560,175	147,460,175	147,560,175
Number of shares, weighted average	Note 6	147,560,175	147,460,175	147,460,175
Number of shares after dilution	Note 6	148,203,675	148,223,175	148,203,675
Number of shares after dilution, weighted average	Note 6	147,908,278	147,782,309	147,869,175

CONSOLIDATED BALANCE SHEET (MSEK)

		2004	2003	2003
		June 30	June 30	Dec 31

ASSETS

Fixed assets
Intangible assets		23,011	24,790	23,556
Tangible assets		8,843	9,315	9,036
Long-term financial assets	Note 5	2,617	1,455	3,057

		34,471	35,560	35,649

Current assets
Materials and supplies		323	415	350
Current receivables		9,606	8,764	9,198
Cash and cash equivalents		3,179	3,339	2,773

		13,108	12,518	12,321

Total assets		47,579	48,078	47,970

EQUITY AND LIABILITIES

Shareholders' equity
Restricted equity		24,622	24,473	24,444
Non-restricted equity		6,182	4,295	5,916

		30,804	28,768	30,360

Minority interests		30	18	7

Provisions
Shares in associated companies		6	-	6
Other provisions		20	20	20

		26	20	26

Long-term liabilities
Interest-bearing liabilities		3,242	7,367	4,775

		3,242	7,367	4,775

Short-term liabilities
Interest-bearing liabilities		2,462	2,412	2,461
Non-interest-bearing liabilities		11,015	9,493	10,341

		13,477	11,905	12,802

Total equity and liabilities		47,579	48,078	47,970

CONSOLIDATED CASH FLOW STATEMENT (MSEK)

		2004	2003	2003	2004	2004	2003	2003	2003	2003
		Jan 1 –	Jan 1 –	Full
		June 30	June 30	year	Q2	Q1	Q4	Q3	Q2	Q1

Cash flows from operation		2,920	2,678	5,062	1,499	1,421	896	1,488	1,360	1,318
Change in working capital		214	196	912	6	208	498	218	138	58

Cash flows provided by operating		3,134	2,874	5,974	1,505	1,629	1,394	1,706	1,498	1,376
activities

Capital expenditure in intangible and
tangible assets		–765	–983	–1,890	–369	–396	–483	–424	–550	–433
Change of long-term receivables		2	55	12	13	–11	–69	26	45	10
Sale of companies, less liquid funds	Note 3	33	-	21	33	-	–1	22	-	-
Purchase of companies		–26	–817	–910	–15	–11	–4	–89	–111	–706
Liquid funds in purchased companies		-	208	211	-	-	–1	4	83	125

Cash flow after investing activities		2,378	1,337	3,418	1,167	1,211	836	1,245	965	372

Financing activities		–1,995	–417	–2,940	–2,111	116	–1,471	–1,052	–680	263

Net change in cash		383	920	478	–944	1,327	–635	193	285	635

Cash at beginning of period		2,773	2,473	2,473	4,194	2,773	3,386	3,339	3,014	2,473
Exchange difference in cash		23	–54	–178	–71	94	22	–146	40	–94

Cash at end of period*		3,179	3,339	2,773	3,179	4,194	2,773	3,386	3,339	3,014

*of which restricted funds		456	945	830	456	801	830	922	945	986

CHANGES OF CONSOLIDATED SHAREHOLDERS´ EQUITY (MSEK

		2004			2003

	Restricted		Non	Restricted		Non
			restricted			restricted
	Share capital	Other		Share capital	Other

Equity, January 1	738	23,706	5,916	737	24,401	3,590
Dividend	-	-	–443	-	-	-
Other transfers	-	–135	135	-	–258	258
Translation differences	-	313	–79	-	–407	–25
Profit, year-to-date	-	-	653	-	-	472

Equity, June 30	738	23,884	6,182	737	23,736	4,295

Total restricted and non-restricted equity		24,622	6,182		24,473	4,295

NUMBER OF CUSTOMERS (in thousands)

		Number of customers					Net intake

		2004	2003		2004	2004	2003	2003	2003	2003
		June 30	June 30	Change	Q2	Q1	Q4	Q3	Q2	Q1

Nordic
Mobile telephony		3,681	3,487	6%	45	36	45	68	182	84
Fixed telephony and Internet		2,821	2,892	–2%	–54	–67	14	36	8	62
Cable TV		178	186	–4%	–1	1	–13	5	–11	–12

		6,680	6,565	2%	–10	–30	46	109	179	134

Baltic & Russia
Mobile telephony		2,679	1,609	67%	327	148	377	218	181	62
Fixed telephony and Internet		58	58	0%	1	-	-	–1	–2	–1
Cable TV	Note 3	20	65	–69%	–46	-	2	–1	1	-

		2,757	1,732	59%	282	148	379	216	180	61

Central Europe
Mobile telephony		68	20	240%	13	5	15	15	11	9
Fixed telephony and Internet		4,427	2,325	90%	378	630	582	512	263	245

		4,495	2,345	92%	391	635	597	527	274	254

Southern Europe
Mobile telephony		41	37	11%	-	1	1	2	1	–13
Fixed telephony and Internet		8,375	6,067	38%	267	661	749	631	256	266

		8,416	6,104	38%	267	662	750	633	257	253

Benelux
Mobile telephony		587	474	24%	42	17	18	36	27	44
Fixed telephony and Internet		1,975	1,517	30%	64	136	142	116	146	164

		2,562	1,991	29%	106	153	160	152	173	208

Total number of customers		24,910	18,737	33%	1,036	1,568	1,932	1,637	1,063	910

BY BUSINESS AREA
Mobile telephony		7,056	5,627	25%	427	207	456	339	402	186
Of which prepaid		5,087	3,935	29%	351	138	351	312	375	197
Fixed telephony and Internet		17,656	12,859	37%	656	1,360	1,487	1,294	671	736
Cable TV	Note 3	198	251	–21%	–47	1	–11	4	–10	–12

Total number of customers		24,910	18,737	33%	1,036	1,568	1,932	1,637	1,063	910

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK)

OPERATING REVENUE

		2004	2003	2004	2004	2003	2003	2003	2003
		Jan 1 –	Jan 1 –
		June 30	June 30	Q2	Q1	Q4	Q3	Q2	Q1

Nordic
Mobile telephony		3,639	3,548	1,903	1,736	1,839	1,943	1,861	1,687
Fixed telephony and Internet		3,344	3,132	1,667	1,677	1,627	1,551	1,575	1,557
Cable TV		104	101	51	53	53	53	50	51
Other operations		168	129	89	79	83	69	66	63
Adjustments mobile Sweden	Note 1	-	-	-	-	–374	-	-	-
Adjustments for internal sales		–459	–373	–238	–221	–250	–189	–186	–187

		6,796	6,537	3,472	3,324	2,978	3,427	3,366	3,171
Baltic & Russia
Mobile telephony		1,468	1,164	772	696	713	723	622	542
Fixed telephony and Internet		51	54	27	24	27	25	30	24
Cable TV		11	13	4	7	7	6	7	6
Adjustments for internal sales		–2	–4	–1	–1	–2	–2	–2	–2

		1,528	1,227	802	726	745	752	657	570
Central Europe
Mobile telephony		35	18	19	16	25	15	12	6
Fixed telephony and Internet		2,572	1,699	1,299	1,273	1,171	993	862	837
Adjustments for internal sales		–253	–236	–121	–132	–125	–119	–115	–121

		2,354	1,481	1,197	1,157	1,071	889	759	722
Southern Europe
Mobile telephony		16	16	8	8	7	9	8	8
Fixed telephony and Internet		8,763	7,087	4,379	4,384	4,033	3,527	3,671	3,416
Adjustments for internal sales		–575	–293	–267	–308	–248	–195	–167	–126

		8,204	6,810	4,120	4,084	3,792	3,341	3,512	3,298
Benelux
Mobile telephony		539	413	291	248	266	264	221	192
Fixed telephony and Internet		1,645	1,319	812	833	798	717	684	635
Cable TV		6	6	5	1	2	3	3	3
Other operations		4	17	-	4	–2	6	7	10
Adjustments for internal sales		–90	–45	–46	–44	–36	–24	–23	–22

		2,104	1,710	1,062	1,042	1,028	966	892	818
Services
Fixed telephony and Internet		14	25	7	7	7	11	11	14
Other operations		176	112	92	84	86	60	57	55
Adjustments for internal sales		–86	–61	–41	–45	–51	–32	–29	–32

		104	76	58	46	42	39	39	37

Total operating revenue		21,090	17,841	10,711	10,379	9,656	9,414	9,225	8,616

BY BUSINESS AREA
Mobile telephony		5,697	5,159	2,993	2,704	2,850	2,954	2,724	2,435
Fixed telephony and Internet		16,389	13,316	8,191	8,198	7,663	6,824	6,833	6,483
Cable TV		121	120	60	61	62	62	60	60
Other operations		348	258	181	167	167	135	130	128
Adjustments mobile Sweden	Note 1	-	-	-	-	–374	-	-	-
Adjustments for internal sales		–1,465	–1,012	–714	–751	–712	–561	–522	–490

Total operating revenue		21,090	17,841	10,711	10,379	9,656	9,414	9,225	8,616

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued

EBITDA

		2004	2003	2004	2004	2003	2003	2003	2003
		Jan 1 –	Jan 1 –
		June 30	June 30	Q2	Q1	Q4	Q3	Q2	Q1

Nordic
Mobile telephony		1,445	1,580	726	719	803	907	819	761
Fixed telephony and Internet		515	451	254	261	205	231	200	251
Cable TV		20	17	7	13	9	14	9	8
Other operations		2	–1	3	–1	2	–1	1	–2
Adjustments mobile Sweden	Note 1	-	-	-	-	–374	-	-	-

		1,982	2,047	990	992	645	1,151	1,029	1,018
Baltic & Russia
Mobile telephony		499	429	271	228	159	221	211	218
Fixed telephony and Internet		–5	–3	–3	–2	–13	8	–4	1
Cable TV	Note 3	26	–1	26	-	-	-	1	–2

		520	425	294	226	146	229	208	217
Central Europe
Mobile telephony		–21	–28	–14	–7	–13	–12	–15	–13
Fixed telephony and Internet		70	–162	55	15	7	–95	–83	–79

		49	–190	41	8	–6	–107	–98	–92
Southern Europe
Mobile telephony		–7	–2	-	–7	–1	–1	-	–2
Fixed telephony and Internet		441	651	247	194	168	289	353	298

		434	649	247	187	167	288	353	296
Benelux
Mobile telephony		125	44	60	65	67	42	32	12
Fixed telephony and Internet		105	34	49	56	36	19	13	21
Cable TV		–8	–3	–5	–3	–3	–3	–1	–2
Other operations		–4	-	-	–4	–9	–1	1	–1

		218	75	104	114	91	57	45	30
Services
Fixed telephony and Internet		–1	-	-	–1	3	1	–3	3
Other operations		25	10	13	12	2	9	3	7

		24	10	13	11	5	10	-	10

Total EBITDA		3,227	3,016	1,689	1,538	1,048	1,628	1,537	1,479

BY BUSINESS AREA
Mobile telephony		2,041	2,023	1,043	998	1,015	1,157	1,047	976
Fixed telephony and Internet		1,125	971	602	523	406	453	476	495
Cable TV	Note 3	38	13	28	10	6	11	9	4
Other operations		23	9	16	7	–5	7	5	4
Adjustments mobile Sweden	Note 1	-	-	-	-	–374	-	-	-

Total EBITDA		3,227	3,016	1,689	1,538	1,048	1,628	1,537	1,479

EBITDA MARGIN
Nordic	Note 1	29%	31%	29%	30%	22%	34%	31%	32%
Baltic & Russia	Note 3	34%	35%	37%	31%	20%	30%	32%	38%
Central Europe		2%	–13%	3%	1%	–1%	–12%	–13%	–13%
Southern Europe		5%	10%	6%	5%	4%	9%	10%	9%
Benelux		10%	4%	10%	11%	9%	6%	5%	4%
Services		23%	13%	22%	24%	12%	26%	0%	27%

Total EBITDA margin		15%	17%	16%	15%	11%	17%	17%	17%

MARKET AREAS SPLIT BY BUSINESS AREAS (MSEK), continued

		EBIT

		2004	2003	2004	2004	2003	2003	2003	2003
		Jan 1 –	Jan 1 –
		June 30	June 30	Q2	Q1	Q4	Q3	Q2	Q1

Nordic
Mobile telephony	Note 2	1,230	1,376	618	612	686	804	715	661
Fixed telephony and Internet	Note 2	321	236	157	164	12	135	95	141
Cable TV		–8	–14	–7	–1	–6	–1	–6	–8
Other operations		-	–6	2	–2	–1	–2	–1	–5
Adjustments mobile Sweden	Note 1	-	-	-	-	–374	-	-	-

		1,543	1,592	770	773	317	936	803	789
Baltic & Russia
Mobile telephony		224	247	129	95	61	146	104	143
Fixed telephony and Internet		–6	–2	–4	–2	–13	6	–2	-
Cable TV	Note 3	24	–7	26	–2	–2	–1	–3	–4

		242	238	151	91	46	151	99	139
Central Europe
Mobile telephony		–26	–32	–16	–10	–15	–14	–17	–15
Fixed telephony and Internet		–15	–240	10	–25	–37	–137	–124	–116

		–41	–272	–6	–35	–52	–151	–141	–131
Southern Europe
Mobile telephony		–7	–3	-	–7	–1	-	–1	–2
Fixed telephony and Internet		341	563	196	145	129	248	313	250

		334	560	196	138	128	248	312	248
Benelux
Mobile telephony		77	1	35	42	43	17	10	–9
Fixed telephony and Internet	Note 2	92	14	43	49	–45	14	6	8
Cable TV		–11	–7	–6	–5	–5	–3	–4	–3
Other operations		–7	–4	–2	–5	–11	–1	-	–4

		151	4	70	81	–18	27	12	–8
Services
Fixed telephony and Internet		–2	–2	-	–2	-	1	–4	2
Other operations		8	2	4	4	–4	3	-	2

		6	-	4	2	–4	4	–4	4

Group adjustments,
	Note 2
depreciation/amortization		–748	–761	–378	–370	–740	–387	–388	–373

Total EBIT		1,487	1,361	807	680	–323	828	693	668

BY BUSINESS AREA
Mobile telephony	Note 2	1,498	1,589	766	732	774	953	811	778
Fixed telephony and Internet	Note 2	731	569	402	329	46	267	284	285
Cable TV	Note 3	5	–28	13	–8	–13	–5	–13	–15
Other operations		1	–8	4	–3	–16	-	–1	–7
Adjustments mobile Sweden	Note 1	-	-	-	-	–374	-	-	-
Group adjustments,
depreciation/amortization	Note 2	–748	–761	–378	–370	–740	–387	–388	–373

Total EBIT		1,487	1,361	807	680	–323	828	693	668

EBIT MARGIN
Nordic	Note 1,2	23%	24%	22%	23%	11%	27%	24%	25%
Baltic & Russia	Note 3	16%	19%	19%	13%	6%	20%	15%	24%
Central Europe		–2%	–18%	–1%	–3%	–5%	–17%	–19%	–18%
Southern Europe		4%	8%	5%	3%	3%	7%	9%	8%
Benelux	Note 2	7%	0%	7%	8%	–2%	3%	1%	–1%
Services		6%	0%	7%	4%	–10%	10%	–10%	11%

Total EBIT margin		7%	8%	8%	7%	–3%	9%	8%	8%

INVESTMENTS (MSEK)

	2004	2003	2004	2004	2003	2003	2003	2003
	Jan 1 –	Jan 1 –
	June 30	June 30	Q2	Q1	Q4	Q3	Q2	Q1

Market areas
Nordic	247	257	141	106	86	111	122	135
Baltic & Russia	272	453	94	178	221	234	278	175
Central Europe	103	81	67	36	53	29	48	33
Southern Europe	62	91	41	21	14	29	27	64
Benelux	51	83	8	43	54	18	61	22
Services	30	18	18	12	55	3	14	4

Investments in intangible and
tangible assets	765	983	369	396	483	424	550	433
Investments, non-cash transactions
Finance lease	-	-	-	-	5	-	-	-

Total, CAPEX	765	983	369	396	488	424	550	433

Business areas
Mobile telephony	471	610	182	289	361	279	366	244
Fixed telephony and Internet	257	335	166	91	78	132	165	170
Cable TV	4	21	2	2	1	10	9	12
Other operations	33	17	19	14	43	3	10	7

Investments in intangible and
tangible assets	765	983	369	396	483	424	550	433

TELE2 OPERATIONS IN SWEDEN (MSEK)*

		2004	2003	2004	2004	2003	2003	2003	2003
		Jan 1 –	Jan 1 –
		June 30	June 30	Q2	Q1	Q4	Q3	Q2	Q1

Operating revenue
Mobile telephony		3,145	3,241	1,622	1,523	1,637	1,748	1,697	1,544
Fixed telephony and Internet		1,966	1,880	970	996	976	937	950	930
Cable TV		104	92	51	53	50	49	46	46
Adjustments mobile	Note 1	-	-	-	-	–374	-	-	-

Total		5,215	5,213	2,643	2,572	2,289	2,734	2,693	2,520

EBITDA
Mobile telephony		1,464	1,622	737	727	777	917	855	767
Fixed telephony and Internet		402	343	201	201	174	197	158	185
Cable TV		20	14	7	13	8	13	7	7
Adjustments mobile	Note 1	-	-	-	-	–374	-	-	-

Total		1,886	1,979	945	941	585	1,127	1,020	959

EBITDA margin
Mobile telephony		47%	50%	45%	48%	47%	52%	50%	50%
Fixed telephony and Internet		20%	18%	21%	20%	18%	21%	17%	20%
Cable TV		19%	15%	14%	25%	16%	27%	15%	15%

Total		36%	38% 36%		37%	26%	41%	38%	38%

EBIT
Mobile telephony		1,264	1,423	637	627	663	817	755	668
Fixed telephony and Internet		248	176	125	123	7	125	75	101
Cable TV		–8	–16	–7	–1	–6	–1	–8	–8
Adjustments mobile	Note 1	-	-	-	-	–374	-	-	-

Total		1,504	1,583	755	749	290	941	822	761

EBIT margin
Mobile telephony		40%	44%	39%	41%	41%	47%	44%	43%
Fixed telephony and Internet		13%	9%	13%	12%	1%	13%	8%	11%
Cable TV		–8%	–17%	–14%	–2%	–12%	–2%	–17%	–17%

Total		29%	30% 29%		29%	13%	34%	31%	30%

* Tele2 Sverige AB, Optimal Telecom AB, Cable TV operations in Sweden and profit/loss from share in the associated company Svenska UMTS-nät AB

FIVE-YEAR SUMMARY

	2004	2003	2003	2002	2001	2000
	Jan 1 –	Jan 1 –
	June 30	June 30

Income Statement and Balance Sheet(MSEK)
Operating revenue	21,090	17,841	36,911	31,282	25,085	12,440
EBITDA	3,227	3,016	5,692	5,091	1,731	1,776
EBIT	1,487	1,361	1,866	1,494	–1,323	376
EBT	1,367	1,058	1,267	796	–1,944	165
Profit (loss) after taxes	653	472	2,396	223	392	–396

Shareholders' equity	30,804	28,768	30,360	28,728	29,517	26,539
Shareholders' equity, after dilution	30,927	28,910	30,487	28,870	29,547	26,584
Total assets	47,579	48,078	47,970	46,872	49,258	42,397

Cash flow provided by operating activities	3,134	2,874	5,974	4,365	413	883
Liquidity	4,178	2,393	3,444	2,332	1,625	1,304
Net borrowing	2,488	6,370	4,427	7,729	9,286	7,095
Investments in intangible and tangible assets,	765	983	1,895	1,956	2,162	1,514
CAPEX
Investments in shares and long-term receivables	–9	554	767	626	304	20,512

Key ratios
Solidity, %	65	60	63	61	60	63
Debt/equity ratio, %	0.08	0.22	0.15	0.27	0.31	0.27
EBITDA margin, %	15.3	16.9	15.4	16.3	6.9	14.3
EBIT margin, %	7.1	7.6	5.1	4.8	–5.3	3.0
Return on shareholders' equity, %	2.1	1.6	8.1	0.8	1.4	–2.4
Return on shareholders' equity, after dilution, %	2.1	1.6	8.1	0.8	1.4	–2.4
Return on capital employed, %	4.2	3.7	5.0	3.9	–3.3	1.9
Average interest rate, %	3.8	5.3	5.0	6.4	6.3	4.8

Per share data (SEK)
Profit (loss)	4.43	3.20	16.25	1.51	2.70	–3.47
Profit (loss), after dilution	4.41	3.19	16.20	1.51	2.70	–3.47
Shareholders' equity	208.76	195.09	205.88	194.95	203.56	232.62
Shareholders' equity, after dilution	209.10	195.62	206.17	195.55	203.46	232.74
Cash flow from operating activities	21.24	19.49	40.51	29.62	2.85	7.74
Dividend	-	-	3.00	-	-	-
Market value at closing day	330.00	297.50	384.00	230.50	378.00	392.00

NOTES

Accounting principles and definitions

The Interim report has been prepared in accordance with recommendation RR20 of the Swedish Financial Accounting Standards Council. In 2004, Tele2 has changed accounting principles for accounting of profit/loss in associated companies, from previously having reported these as a financial item to including them in the operating results. The new principle better reflects Tele2's financial performance, as results from the associated company Svenska UMTS-nät AB is viewed to be of an operating rather than of a financial nature. Tele2 has in all other respects reported its interim report in accordance with the accounting principles and methods used in the Annual Report and Accounts for the financial year of 2003. Definitions are stated in the Annual Report for 2003.

Note 1 Adjustment: Operating revenue

Revenue from mobile telephony is shown as calls are made, which means that sold but not yet used prepaid cards should not be included in revenues. To estimate this, revenues in Sweden have, up until Q3 2003, been recognized according to a model that has been used unchanged since the start of Tele2's prepaid telephony in 1997, rather than a system to measure the value of sold but not used prepaid cards. In Q4 2003, Comviq brought such a system into use, and it was established that sold but not used prepaid cards had been undervalued by around MSEK 374 in total for the period 1997 through September 30, 2003, of which MSEK –95 is related to 2003.

Note 2 Adjustment: Operating expenses

As a result of valuation of loss-carry-forwards for some companies in Continental Europe to their full value in Q4 2003 the part of loss carry forwards that existed when Tele2 acquired SEC and that could have reduced goodwill by MSEK 322, is accounted for as a write-down according to the Swedish Financial Accounting Standards Council's recommendation RR9-Income taxes.

Write-downs on fixed assets amounted to MSEK 172 was made in Q4 2003 and relate to Atlantic undersea cable, in which Tele2 Sweden and Tele2 Luxembourg invested in the late 1990s. They have been expensed as a result of Tele2's assessment of continued excess supply of capacity.

Note 3 Disposal of cable-TV operation

On May 12, 2004, Tele2 sold its Estonian cable-TV operation for MSEK 38. The sale resulted in a capital gain of MSEK 26, reported as other operating revenue. The operation's number of customers at the time of the disposal totalled 46,000.

Note 4 Adjustment: Net interest and other financial expenses

The Q4 2003 result is affected by a write-down of MSEK 75 regarding shares in TravelLink AB.

Note 5 Adjustment: Taxes

At June 30, 2004 and December 31, 2003 the group's total deferred tax receivable is MSEK 1,970 and MSEK 2,459, respectively, and is included in the item "Long-term financial assets".

Note 6 Shares and Convertibles

At June 30, 2004 and December 31, 2003 Tele2 has outstanding warrants, corresponding to 643,500 B shares and 643,500 B shares respectively, with a subscription price of SEK 191 per share and a subscription period from 2005 to 2007.

At July 1, 2004, 6,173,141 class A shares have been reclassified into class B shares. The reclassification is made in accordance with the resolution passed at the AGM on May 12, 2004. The number of class A shares following the reclassification is 15,516,663 and the number of class B shares is 132,043,512. The total number of outstanding shares remains unchanged at 147,560,175.

Note 7 UMTS-nät AB in Sweden

Tele2 and TeliaSonera each own 50% of Svenska UMTS-nät AB, which has a 3G license in Sweden. Both companies have injected capital in Svenska UMTS-nät AB. In addition to this, the build out has external financing, with a loan facility of SEK 7 billion, which is 50% guaranteed by each party. Tele2 and TeliaSonera are technically MVNO's with the UMTS company and hence act as capacity purchasers. In the longer run the cost will be variable in relation to purchased volume but until a certain volume threshold is reached the fees are equal for both parties. The size of the fee is mainly proportional to the total investment. The UMTS company is to generate a certain return which in simple terms means that depreciation and interest costs will be covered by a certain margin. In Tele2's quarterly reports an abbreviated version of Svenska UMTS-nät AB's balance sheet will be disclosed and hence the level of investment at that time.

Tele2's investments in the UMTS company are included in EBITDA as a share of results from associated companies. This means that a positive result for the UMTS company is settled against the cost for purchasing capacity.

At June 30, 2004 Tele2's guarantee amounted to MSEK 588 compared to MSEK 363 at December 31, 2003.

The balance sheet for Svenska UMTS-nätAB at June 30, 2004 is stated below:
	MSEK		MSEK
Fixed assets	2,142	Equity	1,049
Other current assets	273	Long-term liabilities	1,175
Liquid funds	27	Short-term liabilities	218

Total assets	2,442	Total equity and liabilities	2,442

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE2 AB

By:   /s/ Håkan Zadler
Name: Håkan Zadler
Title: Chief Financial Officer

Date: September 29, 2004